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o  EX-99.1.

                     NOTICE OF THE ISSUANCE OF SAMURAI BOND.

   1. Summary of Issuance

      - Total Amount of Issuance : JPY50 billion

      - Maturity : 7 years

      - Issue Date : June 28, 2006 (Expected)

      - Issue Rate : 2.05% per year

      - Lead Manager : Daiwa Securities , Nikko Citi Securities, JP Morgan

      - Payment agent : Mizuho Bank

      - Purpose of issuing samurai bond : To finance Overseas investment, facilities investment and raw material
                                          settlement fund

      - Decision Date : June 16, 2006 (Pricing Date)

      - Other : Refer to the disclosure of 6-K (June 13, 2006)